SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31660B101

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 31660B101

1.	Name of Reporting Person Leucadia National Corporation, on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,356,295
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,356,295
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) CO; HC

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254.

Item 2. Identity and Background.

This Schedule 13D is being filed by Leucadia National Corporation, a New York corporation (“Leucadia”), on behalf of itself and its controlled subsidiaries (the “Reporting Person”). Leucadia is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including investment banking and capital markets, beef processing, manufacturing, oil and gas exploration and production and asset management. Leucadia also owns investments in business that engage in diversified holdings, real estate, commercial mortgage banking and servicing, telecommunication services in Italy, automobile dealerships and development of a gold and silver mining project.

The address of the principal office of the Reporting Person is 520 Madison Ave., New York, NY 10022.

The names of Leucadia’s directors and executive officers (the “Scheduled Persons”) are provided on Schedule I.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

From March 1, 2017 through June 9, 2017, the Reporting Person purchased an aggregate of 1,356,295 shares of Common Stock. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $28 million.

Item 4. Purpose of Transaction.

The Reporting Person purchased the Common Stock reported herein for investment purposes. The Reporting Person intends to purchase additional shares of Common Stock from time to time, if, at such time, the terms of such investment are favorable to the Reporting Person and the Reporting Person deems the investment to be prudent.

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5. Interest in Securities of the Issuer.

Number of shares as to which the Reporting Person has:

Sole power to vote or to direct the vote: 1,356,295

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 1,356,295

Shared power to dispose or to direct the disposition of: 0

During the past sixty days, the Reporting Person engaged in the following open market purchases of Common Stock:

•	On May 10, 2017, the Reporting Person purchased 12,087 shares of Common Stock at a weighted average price per share of $22.0159.

•	On May 17, 2017, the Reporting Person purchased 28,093 shares of Common Stock at a weighted average price per share of $21.6494.

•	On June 8, 2017, the Reporting Person purchased 218,050 shares of Common Stock at a weighted average price per share of $21.0586.

•	On June 9, 2017, the Reporting Person purchased 91,065 shares of Common Stock at a weighted average price per share of $21.2521.

Brian P. Friedman, is the President and a director of Leucadia. Mr. Friedman has also been a director of the Issuer since April 2011. Mr. Friedman beneficially owns an aggregate of 64,938 shares of Common Stock representing 0.2% of the Issuer’s outstanding shares. Mr. Friedman’s beneficial ownership includes 36,270 shares of Common Stock held directly and 28,668 shares of Common Stock held indirectly through a partnership.

During the past sixty days, Mr. Friedman engaged in the following acquisition of Common Stock:

•	3,589 shares of Common Stock were granted to Mr. Friedman pursuant to the Issuer’s 2012 Stock Incentive Plan upon Mr. Friedman’s re-election to the Issuer’s Board of Directors. These shares of Common Stock are non-transferable and subject to forfeiture until June 7, 2018.

Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Brian P. Friedman, is the President and a director of Leucadia. Mr. Friedman has also been a director of the Issuer since April 2011.

Item 7. Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017	Leucadia National Corporation

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Person:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Jeffrey C. Keil (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Stuart H. Reese (Director)	(1)	U.S.
John M. Dalton (Controller)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.
Rocco J. Nittoli (Vice President and Treasurer)	(1)	U.S.

(1)	Leucadia National Corporation, 520 Madison Avenue, New York, NY 10022